UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5)*



                            W.P. Stewart & Co., Ltd.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                   G84922 11 4
                                 (CUSIP Number)


                                December 31, 2008
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  (Page 1 of 8)

                                                                     Page 2 of 8
                                  SCHEDULE 13G
                                  ------------
CUSIP NO. G84922 11 4


1.   NAME OF REPORTING PERSONS

             William P. Stewart, Jr.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  [ ]
                                                                   (b)  [ ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

             5. SOLE VOTING POWER

                William P. Stewart, Jr., the Executive Chairman of W.P. Stewart & Co., Ltd., serves as a Trustee of various trusts listed below. In addition, Mr. Stewart holds shares of W.P. Stewart & Co., Ltd. individually. Mr. Stewart has sole voting power over W.P. Stewart & Co., Ltd. shares held by himself and by the following
                Trusts:

 NUMBER OF

  SHARES        Stewart Trust 1987- FBO Gregory S.  Stewart         223,788
                Stewart Trust 1987- FBO Jeffery R.  Stewart         203,051
BENEFICIALLY    Stewart Trust 1992- FBO Jeffery R.  Stewart          20,736
                Stewart Trust 1987- FBO Lisa M. Stewart             223,788
  OWNED BY      Stewart Trust 1987- FBO William P. Stewart III      223,788
                                                                  ---------
   EACH                                                             895,151*
                William P. Stewart, Jr.                              53,857**
 REPORTING                                                        ---------
                Total:                                              949,008
  PERSON

   WITH:

                *Mr. Stewart asserts that the filing of this statement shall not be construed as an admission that he, for the purposes of
                Section 13(d) or 13(g) of the Securities Exchange Act of 1934, is the beneficial owner of any of the securities held by the Trusts listed in this Item.

                ** Includes 857 shares that may be purchased upon exercise of currently exercisable options and 40,000 shares of restricted stock subject to vesting.


             6. SHARED VOTING POWER                                            0

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                                                                    Page 3 of 8
                                  SCHEDULE 13G
                                  ------------
CUSIP NO. G84922 11 4

             7. SOLE DISPOSITIVE POWER

                William P. Stewart, Jr., the Executive Chairman of W.P. Stewart & Co., Ltd., serves as a Trustee of various trusts listed below. In addition, Mr. Stewart holds shares of W.P. Stewart & Co., Ltd. individually. Mr. Stewart has sole power to direct the disposition of the W.P. Stewart & Co., Ltd. shares held by himself and by the following Trusts:


                Stewart Trust 1987-FBO  Gregory S. Stewart          223,788
                Stewart Trust 1987-FBO  Jeffery R. Stewart          203,051
                Stewart Trust 1992-FBO  Jeffery R. Stewart           20,736
                Stewart Trust 1987-FBO  Lisa M. Stewart             223,788
                Stewart Trust 1987-FBO  William P. Stewart III      223,788
                                                                  ---------
                                                                    895,151*
                William P. Stewart, Jr.                              53,857**
                                                                  ---------
                Total:                                              949,008




                *Mr. Stewart asserts that the filing of this statement shall not be construed as an admission that he, for the purposes of
                Section 13(d) or 13(g) of the Securities Exchange Act of 1934, is the beneficial owner of any of the securities held by the Trusts listed in this Item.

                ** Includes 857 shares that may be purchased upon exercise of currently exercisable options and 40,000 shares of restricted stock subject to vesting.

             8. SHARED DISPOSITIVE POWER                                       0



9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

     William P. Stewart, Jr., the Executive Chairman of W.P. Stewart & Co., Ltd., serves as a Trustee of various trusts listed below. In addition, Mr. Stewart holds shares of W.P. Stewart & Co., Ltd. individually. Mr. Stewart has sole voting and dispositive power over the W.P. Stewart & Co., Ltd. shares held by himself and by the following Trusts:

                Stewart Trust 1987-FBO  Gregory S.  Stewart         223,788
                Stewart Trust 1987-FBO  Jeffery R.  Stewart         203,051
                Stewart Trust 1992-FBO  Jeffery R.  Stewart          20,736
                Stewart Trust 1987-FBO  Lisa M. Stewart             223,788
                Stewart Trust 1987-FBO  William P. Stewart III      223,788
                                                                  ---------
                                                                    895,151*
                William P. Stewart, Jr.                              53,857**
                                                                  ---------
                Total:                                              949,008

                                                                   Page 4 of 8
                                  SCHEDULE 13G
                                  ------------
CUSIP NO. G84922 11 4


     *As stated above, Mr. Stewart disclaims beneficial ownership of shares owned by the Trusts.

    **Includes 857 shares that may be purchased upon exercise of currently exercisable options and 40,000 shares of restricted stock subject to vesting.


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [x]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             17.1%

12.  TYPE OF REPORTING PERSON                    IN

                                    SCHEDULE 13G                     Page 5 of 8
                                    ------------
CUSIP NO. G84922 11 4


ITEM 1(a).   Name of Issuer

             W.P. Stewart & Co., Ltd.

ITEM 1(b).   Address of Issuer's Principal Executive Offices

             Trinity Hall
             43 Cedar Avenue
             P.O. Box HM 2905
             Hamilton HM LX
             Bermuda

ITEM 2(a).   Names of Persons Filing

             William P. Stewart, Jr.

ITEM 2(b).   Address of Principal Business Office

             Trinity Hall
             43 Cedar Avenue
             P.O. Box HM 2905
             Hamilton HM LX
             Bermuda

ITEM 2(c).   Citizenship

             United States

ITEM 2(d).   Title of Class of Securities

             Common Shares, $.01 par value

ITEM 2(e).   CUSIP Number

             G84922 11 4

ITEM 3.      Not Applicable

ITEM 4.      Ownership

      (a)    Amount Beneficially Owned:

             949,008

                                    SCHEDULE 13G                     Page 6 of 8
                                    ------------
CUSIP NO. G84922 11 4


      (b) Percent of Class:

            17.1%

      (c) Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote

                William P. Stewart, Jr., the Executive Chairman of W.P. Stewart & Co., Ltd., serves as a Trustee of various trusts listed below. In addition, Mr. Stewart holds shares of W.P. Stewart & Co., Ltd. individually. Mr. Stewart has sole voting power over W.P. Stewart & Co., Ltd. shares held by himself and by the following
                Trusts:


                Stewart Trust 1987-FBO Gregory S. Stewart             223,788
                Stewart Trust 1987-FBO Jeffery R. Stewart             203,051
                Stewart Trust 1992-FBO Jeffery R. Stewart              20,736
                Stewart Trust 1987-FBO Lisa  M. Stewart               223,788
                Stewart Trust 1987-FBO William P. Stewart III         223,788
                                                                    ---------
                                                                      895,151*
                William P. Stewart, Jr.                                53,857**
                                                                    ---------
                Total:                                                949,008


                *Mr. Stewart asserts that the filing of this statement shall not be construed as an admission that he, for the purposes of
                Section 13(d) or 13(g) of the Securities Exchange Act of 1934, is the beneficial owner of any of the securities held by the Trusts listed in this Item.

                ** Includes 857 shares that may be purchased upon exercise of currently exercisable options and 40,000 shares of restricted stock subject to vesting.

          (ii)  shared power to vote or to direct the vote  0

          (iii) sole power to dispose or to direct the disposition of

                William P. Stewart, Jr., the Executive Chairman of W.P. Stewart & Co., Ltd., serves as a Trustee of various trusts listed below. In addition, Mr. Stewart holds shares of W.P. Stewart & Co., Ltd. individually. Mr. Stewart has sole power to direct the disposition of the W.P. Stewart & Co., Ltd. shares held by himself and by the following Trusts:

                                    SCHEDULE 13G                     Page 7 of 8
                                    ------------
CUSIP NO. G84922 11 4


                Stewart Trust 1987-FBO  Gregory  S. Stewart           223,788
                Stewart Trust 1987-FBO  Jeffery  R. Stewart           203,051
                Stewart Trust 1992-FBO  Jeffery  R. Stewart            20,736
                Stewart Trust 1987-FBO  Lisa  M. Stewart              223,788
                Stewart Trust 1987-FBO  William P. Stewart III        223,788
                                                                    ---------
                                                                      895,151*
                William P. Stewart, Jr.                                53,857**
                                                                    ---------
                Total:                                                949,008

                *Mr. Stewart asserts that the filing of this statement shall not be construed as an admission that he, for the purposes of
                Section 13(d) or 13(g) of the Securities Exchange Act of 1934, is the beneficial owner of any of the securities held by the Trusts listed in this Item.

                ** Includes 857 shares that may be purchased upon exercise of currently exercisable options and 40,000 shares of restricted stock subject to vesting.

          (iv)  shared power to dispose or to direct the disposition of      0

ITEM 5.   Ownership of Five Percent or Less of a Class

          Not Applicable

ITEM 6.   Ownership of More than Five Percent on Behalf of Another Person

          William P. Stewart, Jr. is reporting holdings over which he is deemed to be beneficial owner by virtue of his status as trustee and as shareholder.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          Not Applicable

ITEM 8.   Identification and Classification of Members of the Group

          Not Applicable

ITEM 9.   Notice of Dissolution of Group

          Not Applicable

ITEM 10.  Certification

          Not Applicable

                                    SCHEDULE 13G                     Page 8 of 8
                                    ------------
CUSIP NO. G84922 11 4


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 12, 2009




                                  /s/ William P. Stewart Jr.
                                  ----------------------------
                                  Name:  William P. Stewart Jr.

                                  Individually and as Trustee of Various Trusts